

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

25th October, 2006.

Attn: Filing Desk - Stop 1-4



SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th October 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 25th October 2006 announcing that the Company has identified, through its internal controls, a one-off accounting fraud affecting the reporting of results at EMI's recorded music business in Brazil, and thus the Company's assessment of its expected financial results for the six months ended 30th September 2006.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



News Release

FOR IMMEDIATE RELEASE

ER 06/89

Statement re accounting issue

London, 25 October 2006 - EMI Group plc announces that it has identified, through its internal controls, a one-off accounting fraud affecting the reporting of results at EMI's recorded music business in Brazil. The company's present assessment is that this fraud has resulted in the overstatement of EMI Music's revenues by approximately £12m and its operating profits by approximately £9m. This revenue and profit impact will be reflected in the financial results for the six months ended 30 September 2006. EMI is conducting a full investigation and in the meantime is suspending certain of the senior management at the Brazilian business.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley +44 20 7404 5959